Exhibit 99.3

Guardforce AI Reports Interim Financial Results for the First Half of 2025, and Provides Business Update

Advancing proprietary multi-agent platform that integrates AI, robotics, and smart solutions to power sector-specific applications

NEW YORK, NY / September 23, 2025 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an AI-driven technology company providing next-generation smart solutions and applications across cash management, retail automation, robotics, and Agentic AI, today announced financial results and provided a business update for the first half of 2025 (1H 2025) ended June 30, 2025.

AI, Robotics & Smart Solutions Highlights

In the first half of 2025, Guardforce AI advanced its AI-first transformation strategy, demonstrating strong momentum in both multi-agent AI platform development and the commercialization of smart solutions across Thailand’s retail and banking sectors.

●	Launched DeepVoyage Go (DVGO) on April 1, 2025, an AI-powered itinerary planner tailored for travel professionals. As the first commercial deployment of the Company’s multi-agent AI platform, DVGO enables faster itinerary planning, personalized recommendations, and more efficient workflows. Since launch, DVGO has received encouraging early feedback from users, validating its potential to enhance productivity in the travel sector. These initial results reinforce the Company’s confidence in expanding the multi-agent AI platform into additional verticals.

●	Revenue from Guardforce Digital Machine (GDM) grew by $ 0.3 million, or 18.1%, to $2.2 million in 1H 2025, compared to $1.8 million in 1H 2024, reflecting increasing adoption among banking and retail clients in Thailand. GDM solutions automate cash handling, enhance transparency, and reduce operational overhead.

●	Further expanded smart retail solutions with AI-driven video analytics and real-time insights to optimize store layouts, manage inventory, and improve customer engagement. Several proof-of-concept projects were initiated during the period, with additional deployments underway.

Secured Logistics Business and Operational Highlights

In the first half of 2025, Guardforce AI maintained its market-leading position in Thailand with in both secured logistics and cash management, underpinned by strong contract renewals, a resilient operational network, and continued evolution of its client portfolio.

●	Secured multi-year contract renewals with major clients in June 2025, including Government Savings Bank (Thailand) and other top-tier financial and retail institutions.

●	Continued to diversify client mix with retail clients contributing a growing share of overall revenue. Currently, approximately two thirds of the Company’s top 15 clients are retail customers.

“In the first half of 2025, we made significant progress advancing our AI-first strategy, designed to deliver solutions that are both cutting-edge and practical,” said Lei (Olivia) Wang, Chairwoman and Chief Executive Officer of Guardforce AI. “The launch of DVGO demonstrates our innovative ability to translate multi-agent AI into real-world applications that enhance productivity, while our smart solutions are already delivering measurable impact across the banking and retail sectors. With a strong balance sheet, we remain well positioned to execute on our AI-first strategy that builds product ecosystems to enhance operational intelligence, drive efficiency, and create lasting value across sectors.”

Financial Overview

Revenue increased by approximately $0.6 million, or 3.6%, to approximately $18.2 million for 1H 2025, compared to 1H 2024. Gross profit decreased to approximately $3.0 million for 1H 2025, compared to approximately $3.2 million for 1H 2024. Gross profit margin decreased to 16.2% for 1H 2025, from 18.4% for 1H 2024, primarily due to costs outpacing the growth in revenue during this interim period.

For 1H 2025, selling, general, and administrative expenses decreased to approximately $4.7 million, compared to approximately $4.9 million for 1H 2024, representing a 3.2% decrease. For 1H 2025, net loss from continuing operations was $2.2 million, compared to net loss from continuing operations of $1.9 million for 1H 2024. This was mainly due to the sustained investment in research & development and the decline in gross profit. As of June 30, 2025, and December 31, 2024, the Company had cash, cash equivalents and restricted cash of approximately $25.0 million and $23.4 million, respectively.

About Guardforce AI Co., Ltd.

Guardforce AI (Nasdaq:GFAI/ GFAIW) is an AI-driven technology company with a solid operational foundation in the cash logistics and retail sectors. Through its proprietary Intelligent Cloud Platform (ICP), GFAI delivers next-generation smart solutions and AI applications spanning cash management, retail automation, robotics, and Agentic AI. Expanding into areas such as travel planning, the Company is demonstrating how scalable AI can drive industry transformation, balancing stable, recurring revenues with high-growth, future-ready innovations. For more information, visit www.guardforceai.com Twitter: @Guardforceai.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual reports under the heading "Risk Factors" as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

(tables follow)

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Profit or Loss

(Expressed in U.S. Dollars)

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Revenue	$18,207,186	$17,566,844
Cost of sales	(15,252,223)	(14,327,094)
Gross profit	2,954,963	3,239,750

Stock-based compensation expenses	(149,595)	(172,655)
(Provision for) Recovery of withholding tax receivable	(40,984)	32,980
Provision for expected credit loss on trade and other receivables	(15,986)	(184,180)
Impairment loss on goodwill	-	(30,467)
Research and Development expenses	(522,503)	(106,835)
Selling, general and administrative expenses	(4,706,656)	(4,860,455)
Operating loss from continuing operations	(2,480,761)	(2,081,862)

Other income, net	70,548	50,881
Foreign exchange losses, net	(19,066)	(49,041)
Finance income, net	250,334	179,927
Loss before income tax from continuing operations	(2,178,945)	(1,900,095)

Provision for income tax (expense) benefit	(48,177)	22,949
Net loss for the period from continuing operations	(2,227,122)	(1,877,146)

Discontinued operations:
Net gain for the period from discontinued operations	-	38,719
Net loss for the period	(2,227,122)	(1,838,427)
Less: net profit attributable to non-controlling interests	8,955	9,167
Net loss attributable to equity holders of the Company	$(2,236,077)	$(1,847,594)

Loss per share
Basic and diluted loss attributable to the equity holders of the Company	$(0.11)	$(0.18)

Loss per share from continuing operations
Basic and diluted loss attributable to the equity holders of the Company	$(0.11)	$(0.19)

Weighted average number of shares used in computation:
Basic and diluted	19,996,747	9,991,600

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars)

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$23,452,268	$21,936,422
Restricted cash	7,059	27,642
Trade receivables, net	5,002,723	5,922,345
Other current assets	2,684,427	2,291,439
Withholding tax receivable, net	416,975	393,960
Inventories	287,812	274,854
Other financial assets at amortized cost	76,440	-
Total current assets	31,927,704	30,846,662

Non-current assets:
Restricted cash	1,517,155	1,432,738
Property, plant and equipment	3,282,609	3,183,856
Right-of-use assets	2,448,872	2,268,022
Intangible assets, net	2,125,975	2,300,951
Goodwill	411,862	411,862
Withholding tax receivable, net	2,460,829	1,967,826
Deferred tax assets, net	1,305,423	1,281,531
Other non-current assets	2,028,231	998,971
Total non-current assets	15,580,956	13,845,757
Total assets	$47,508,660	$44,692,419

Liabilities and Equity
Current liabilities:
Trade payables and other current liabilities	$4,527,716	$4,549,364
Borrowings	-	44,232
Current portion of operating lease liabilities	1,432,441	1,574,537
Current portion of finance lease liabilities, net	105,314	96,372
Total current liabilities	6,065,471	6,264,505

Non-current liabilities:
Operating lease liabilities	1,085,675	768,174
Finance lease liabilities, net	302,863	121,746
Provision for employee benefits	5,830,087	5,548,726
Total non-current liabilities	7,218,625	6,438,646
Total liabilities	13,284,096	12,703,151

Equity
Ordinary shares – par value $0.12 authorized 300,000,000 shares, issued and outstanding 21,821,589 shares at June 30, 2025; issued and outstanding 17,808,974 shares at December 31, 2024	2,618,626	2,137,108
Subscription receivable	(50,000)	(50,000)
Additional paid in capital	96,363,125	93,102,042
Legal reserve	223,500	223,500
Warrants reserve	251,036	251,036
Accumulated deficit	(66,440,917)	(64,204,840)
Accumulated other comprehensive income	1,310,798	590,981
Capital & reserves attributable to equity holders of the Company	34,276,168	32,049,827
Non-controlling interests	(51,604)	(60,559)
Total equity	34,224,564	31,989,268
Total liabilities and equity	$47,508,660	$44,692,419

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss from continuing operations	$(2,227,122)	$(1,877,146)
Net gain from discontinued operations	-	38,719
Net loss	(2,227,122)	(1,838,427)
Adjustments for:
Depreciation and Amortization of fixed and intangible assets	1,700,784	1,556,922
Stock-based compensation expenses	149,595	172,655
Provision for (Recovery of) withholding tax receivable	40,984	(32,980)
Provision for expected credit loss on trade and other receivables, net	15,986	184,180
Impairment loss on goodwill	-	30,467
Netting off related parties’ balances	-	(690,487)
Finance income, net	(250,334)	(179,263)
Deferred income taxes	48,177	(101,998)
Loss (Gain) from assets disposal	231	(31,577)
Gain from disposal of a subsidiary	-	(3,607)
Changes in operating assets and liabilities:
Decrease (Increase) in trade and other receivables	1,193,423	(90,891)
Increase in other assets	(1,144,739)	(1,005,338)
Decrease in inventories	42,872	114,223
Decrease in restricted cash	20,275	186,971
Decrease in Trade and other payables and other current liabilities	(182,399)	(437,966)
(Increase) Decrease in withholding tax receivable	(407,260)	227,903
(Decrease) Increase in provision for employee benefits	(41,570)	13,428
Net cash used in operating activities	(1,041,097)	(1,925,785)

Cash flows from investing activities
Acquisition of property, plant and equipment	(482,658)	(34,442)
Proceeds from sale of property, plant and equipment	1,405	27,805
Acquisition of intangible assets	-	(114,224)
Disposal of a subsidiary, net of cash disposed	-	(28,186)
Interest received	331,762	283,750
Payments for financial assets at amortized cost	(76,440)	-
Net cash (used in) generated from investing activities	(225,931)	134,703

Cash flows from financing activities
Proceeds from issue of shares	3,491,850	-
Repayment of related party borrowings	-	(3,304,787)
Repayment of bank borrowings	(45,296)	(252,717)
Payment of lease liabilities	(877,856)	(877,553)
Net cash generated from (used in) financing activities	2,568,698	(4,435,057)

Net increase (decrease) in cash and cash equivalents,	1,301,670	(6,226,139)
Effect of movements in exchange rates on cash held	214,176	(58,513)
Cash and cash equivalents at January 1	21,936,422	20,263,869
Cash and cash equivalents at June 30	$23,452,268	$13,979,217

Non-IFRS Financial Measures

To supplement our unaudited interim condensed consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results.

We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.

EBITDA represents net (loss) income before (i) finance costs, income tax benefit and depreciation of fixed assets and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-IFRS adjusted EBITDA represents net (loss) income before (i) finance costs, income tax benefit and depreciation of fixed assets and amortization of intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expense, allowance for and write off of withholding tax receivables, provision for obsolete inventory and impairment loss on fixed assets.

Non-IFRS (loss) earnings per share represents non-IFRS net (loss) income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods.

Non-IFRS diluted earnings per share represents non-IFRS net (loss) income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net loss to EBITDA and non-IFRS adjusted EBITDA for the periods indicated:

	For the six months ended June 30,
	2025	2024
Net loss from continuing operations - IFRS	$(2,227,122)	$(1,877,146)
Finance income, net	(250,334)	(179,507)
Provision for income tax expense (benefit)	48,177	(22,949)
Depreciation and amortization expense of fixed and intangible assets	1,700,784	1,556,922
EBITDA	(728,495)	(522,680)
Stock-based compensation expenses	149,595	172,655
(Recovery of) provision for withholding taxes receivable	40,984	(32,980)
Provision for expected credit loss on trade and other receivables	15,986	184,180
Impairment loss on goodwill	-	30,467
Foreign exchange losses, net	19,066	49,041
Adjusted EBITDA (Non-IFRS)	$(502,864)	$(119,317)

Non-IFRS loss per share
Earnings Loss per share attributable to equity holders of the Company
Basic and diluted	$(0.03)	$(0.01)

Weighted average number of shares used in computation:
Basic and diluted	19,996,747	9,991,600